UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020869

March 15, 2004

Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/15/2004

Re: Sears, Roebuck and Co.
Incoming letter dated January 29, 2004

Dear Mr. Brownstein:

This is in response to your letter dated January 29, 2004 concerning the shareholder proposal submitted to Sears by the AFSCME Employees Pension Plan. On January 27, 2004, we issued our response expressing our informal view that Sears could not exclude the proposal from its proxy materials for its upcoming annual meeting if the proponent made certain changes to the proposal.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

319256

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 29, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sears, Roebuck and Co.
Shareholder Proposal of American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

On December 17, 2003, we notified you of the intention of Sears, Roebuck and Co., a New York corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by the pension plan for the American Federation of State, County and Municipal Employees (the "Proponent") to the Company by facsimile and letter on November 20, 2003 (the "Proposal"). In our letter to you of December 17, 2003 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

We received by mail a copy of a letter sent from the Proponent to the Staff, dated January 21, 2003 ("Proponent Letter"), together with a letter from Beth M. Young (together with the Proponent Letter, the "Proponent Response"). We are of the view that the Proponent's arguments, as set forth in the Proponent Response, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the Proxy Materials for each of the reasons given in the Request Letter: Rules 14a-8(i)(1), (3), (6) and (10). The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring the Staff's attention to several items presented in the Proponent Response.

A. **The Proposal is properly excludable under Rule 14a-8(i) because it is not a proper subject for action by shareholders under New York law.**

In the Request Letter, we noted that the Proposal is not a proper subject for action by shareholders under New York law because it conflicts with the fundamental state law principle that the board of directors, rather than shareholders, manage the business and affairs of the corporation, subject to the directors' fiduciary duties, which protect all of the shareholders as to the directors' exercise of their management obligation and responsibility. In New York, this principle is codified in Section 701 of the New York Business Corporation Law ("NYBCL"), which states that, with two narrow exceptions that are not applicable to this situation, "the business of a corporation shall be managed under the direction of its board of directors ..." and we cited a string of cases in support of this proposition. Because Section 601 of the NYBCL empowers shareholders to adopt only those bylaws that are not "inconsistent with this chapter of any other statute of this state or the certificate of incorporation," a bylaw that is adopted in contravention of Section 701 of the NYBCL would represent an improper subject for action by shareholders under New York law.

We did not argue, in the Request Letter, nor do we argue now, that Section 701 of the NYBCL prevents the adoption of any shareholder bylaws that relate to the company's business, and recognize that many such bylaws, e.g., reasonable procedures for the calling of special meetings, may be consistent with Section 701 of the NYBCL. We have, however, argued that requiring the independent members of the board of directors to assemble for a minimum of two meetings with a group of select shareholders to discuss possibly sensitive topic areas – possibly in contravention of their determination, made as fiduciaries, of what is in the Company's best interest – does in fact infringe on the board's right to manage the business of the corporation. While Rule 14a-8 recognizes the right of shareholders to propose precatory resolutions for the board's consideration, such resolutions are not binding and it is clear that the board of directors, in the exercise of its fiduciary duties, must make the decision of how to respond and whether to enact the proposal. There is a distinction to be made, and a world of difference, between requesting that a company adopt a corporate governance policy to engage the proponent of a majority vote resolution in dialogue, and requiring it do so through a bylaw. Under New York law, the latter is impermissible unless contained in a certificate of incorporation, as further discussed below.

The Proponent Response objects to our analysis by citing a single New York case, Ripley v. Storer, which involved three shareholder-adopted bylaws that required a board to seek shareholder approval prior to engaging in certain actions, such as entering into certain contracts and paying bonuses to officers.[1] While that case permitted the shareholder-adopted bylaws in question, the Proponent fails to mention a number of distinguishing elements that make it wholly inappropriate as a precedent for our facts. First, the case involved a close corporation with only four shareholders. New York law has long recognized the special nature of close corporations that entitle them to allocate more power to shareholders, which was acknowledged in the commentary to the adoption of current Section 701 of the NYBCL:

> In deference to the special needs of investors in the close corporation (see, Long Park, Inc. v. Trenton-New Brunswick Theatres Co. 297 NY 174 (1948); Re Abbey (Meyerson), 274 AD 389, aff'd without op 299 NY 557 (1949)), this section modifies the principle, incorporated in Gen. Corp. L. § 27, of unqualified management power in the board of directors, but only within the limits prescribed by § 620. It is not intended that the principle of board management in the public issue corporation will be affected by the change.[2]

Second, it is important to note that Ripley, decided in 1955, was decided under Section 14 of the General Corporation Law, the precursor to Section 601 of the NYBCL. Whereas Section 14 of the General Corporation Law authorized the adoption of by-laws to control the actions of directors, by providing that "by-laws duly adopted at a meeting of the members of the corporation shall control the action of its directors, except as therein otherwise provided,"[3]

[1] Ripley v. Storer, 139 N.Y.S.2d 786 (Sup. Ct. 1955).

[2] State of New York, Joint Legislative Committee to Study Revision to Corporation Laws, Revised Supplement to Fifth Interim Report to 1961 Session of New York State Legislature, Legislative Document (1961) No. 12, 45.

[3] The Consolidated Laws of New York Annotated, 22 General Corporation Law Section 14(5) (McKinney, 1943).

Section 601 of the NYBCL does not contain similar language.[4] After the Ripley decision and the adoption of Section 601 of the NYBCL, a New York court explained that "[b]y statute, any restriction on the powers of the board of directors must be placed in the certificate of incorporation . . . so that a by-law would be ineffective to shift this managerial prerogative into the hands of the shareholders."[5]

In sum, the Proponent's reliance on Ripley is unsuitable to our facts, both because Ripley is a case dealing with close corporations, and also because it relies on old law that has been superseded by the modern statute. Currently, Section 701 of the NYBCL permits restrictions on directors' powers to manage the corporation only if such restrictions are either contained in the certificate of incorporation or of the type contemplated by Sections 620(b)[6] or 715(b)[7] of the NYBCL and courts have held likewise. As a result, a bylaw such as that recommended in the Proposal would be inconsistent with the NYBCL and thus impermissible under Section 601(b) of the NYBCL.

B. **The Proposal is properly excludable under Rules 14a-8(i)(6) because Sears Lacks Power/Authority to Implement the Proposal.**

We argued in the Request Letter that under New York law, the board of directors does not have the power and authority to constitute the committee requested by the Proponent, i.e., a

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[4] One prominent commentator noted that while Ripley was decided under Section 14 of the General Corporation Law, which included language permitting bylaws to control actions of directors, "[c]onsistent with the increasing significance of the norm of management by the board of directors, the New York statutes no longer include this provision." Hamermesh, Lawrence A. "Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?" 73 Tul. L. Rev. 409 (December, 1998) at footnote 168.

[5] Joseph Polchinski Company v. Cemetery Floral Company, Inc., 433 N.Y.S.2d 825, 827 (1980). See also Bank of New York v. Irving Bank Corp., 528 N.Y.S.2d 482, 485 (1988).

[6] Section 620(b) of the NYBCL permits the certificate of incorporation to contain a provision that may be otherwise prohibited by law because it improperly restricts the board in its management of the business of the corporation as long as all of the shareholders have authorized such provision in the certificate of incorporation and if shares are only transferred to those who have notice of such provision.

[7] Section 715(b) of the NYBCL states that "[t]he certificate of incorporation may provide that all officers or that specified officers shall be elected by the shareholders instead of by the board."

committee composed of shareholders. Rather than explain on what statutory or case-law basis it thinks such a committee may be constituted by a board of directors of a New York corporation, the Proponent merely states that the NYBCL "need not anticipate and enumerate all possible corporate governance mechanisms and structures; rather it sets the basic 'default rules' and allows significant variation among corporations." See Page 3 of the Proponent Letter. While it is a truism that the NYBCL, being a state business corporation law, "need not anticipate and enumerate all possible corporate governance mechanisms and structures," that does not in any way suggest that on matters that *are* addressed by the NYBCL, such as the constitution of committees by a board of directors, the requirements of the NYBCL may be ignored. Moreover, the Proponent does not offer any authority to suggest that the NYBCL provides merely "default rules" on this issue, nor does it explain what the "non-default" rules may be or where they may appear. To the contrary, Section 712 of the NYBCL contains specific requirements, holding that a committee of the board may be formed only if doing so is authorized in the certificate of incorporation or the bylaws and authorized by a majority of the board of directors. The Proposal is specific in requesting the *board of directors* to constitute a shareholder committee, and as such we have argued that the Company does not have power or authority to implement that specific proposal. The Proponent has not advanced a single statutory or case-law argument to the contrary.

C. **The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.**

The Proponent Letter states that "[t]he purpose of the Majority Vote Shareholder Committee is to provide a mechanism for the Proposal's proponent and other interested shareholders to *communicate* with the independent members of the Board regarding the subject matter of the Proposal." (emphasis added). See Page 1 of the Proponent Letter. In the Request Letter we argued that Sears' shareholders currently may communicate both directly and indirectly with the independent members of Sears' board of directors in a variety of ways.

In addition, we also described the adoption of the revised New York Stock Exchange ("NYSE") corporate governance rules, applicable to all listed companies such as the Company, which state the following: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to *communicate* directly with the presiding director or with non-management directors as a group." (emphasis added). Thus, we believe that the substance of the Proposal is covered by the revised NYSE corporate governance rules. And while we may agree with the Proponent that "[m]any institutional investors believe that [dialogues in meetings] can be useful in enhancing the accountability of boards to shareholder concerns," we do not believe that shareholders should determine the manner in which such communication will take place, nor do we believe that Rule 14a-8 is intended to be used as a vehicle for shareholders to micromanage to such an extent.

D. The Proposal is properly excludable under Rule 14a-8(i)(3) because it is in violation of the proxy rules for containing false or misleading statements.

We continue to think that the Proposal and its supporting statement are false and misleading.

In the Request Letter, we pointed out that the Proponent's supporting statement is misleading by stating "Sears' board has not taken *any* steps toward declassification" (emphasis added) and "this makes four separate occasions where the board has received a majority vote from shareholders but failed to take *any* action." (emphasis added). We also noted that "the Proposal falsely leads shareholders to conclude that the board of directors has breached its fiduciary duties to shareholders by not taking steps to declassify the board of directors or commit to not adopt a shareholder rights plan without shareholder approval." We then recited the various steps that the Company had in fact taken. The Proponent objects to our reference to fiduciary duties, arguing that "there is simply no basis from which a reasonable shareholder could infer that the [Proponent] is making any statement about the board's discharge of its fiduciary responsibilities." See Page 4 of the Proponent Letter. We disagree with the Proponent regarding the possibility of such inference, but also point out that the Proponent has missed the larger point. Whether or not the Proponent's supporting statement creates the inference of a breach of fiduciary duties, it is still fundamentally misleading. The Proponent clearly states that the Company's board had failed to take any action and we demonstrated that the board has in fact taken action. We therefore continue to believe the supporting statement is misleading.

In the Request Letter, we pointed out that the Proposal provides no guidance on how the proposed committee is to be selected, by whom it is to be selected, and whether notice of the formation of the committee must be provided to all shareholders, soliciting their interest. The Proponent's only reply is that the Company's board, "using its powers to amend the by-laws or by adopting informal procedures, can flesh out these matters, which are not central to the proposal." See Page 4 of the Proponent Letter. We think that the resolution of such issues is indeed central if the Company were to implement such a proposal, and by referring the resolution of these key issues to the Company, neither the shareholders voting on the Proposal nor the Company in implementing it would be able to determine what actions are required. The Staff has determined that a proposal is vague and misleading where a corporation and its stockholders might interpret the proposal differently, such that "any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." See Occidental Petroleum Corp. (Feb. 11, 1991). Similarly, the Staff has also permitted companies to omit a proposal as vague and misleading where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." See Philadelphia Electric Co. (July 30, 1992).

E. Conclusion

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials.

We are enclosing six copies of this letter hereto. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment

cc: Gerald W. McEntee (AFSCME)
Steven M. Cook (Sears, Roebuck and Co.)

WACHTELL, LIPTON, ROSEN & KATZ

MEMORANDUM

January 29, 2004

TO: Securities and Exchange Commission

FROM: Igor Kirman

On behalf of our client, Sears, Roebuck & Co., I am enclosing six copies of a letter in connection with a Rule 14a-8 no-action request submitted by our client. Please stamp and send back in the enclosed envelope a receipt copy of the first page of the enclosed letter.

Thank you.

Igor Kirman

Enclosures